UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Louise Mary Garbarino
Nabron International, Inc.
2nd Floor, Le Prince de Galles
3-5 Avenue des Citronniers
MC98000 Monaco

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Nabron International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,832,282 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,832,282 (2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,832,282 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This statement on Schedule 13D is filed by Nabron International, Inc. (“Nabron”), Raymond Long Sing Tang (“Tang”), Lars Soren Sorensen (“Sorensen”), and Louise Mary Garbarino (“Garbarino” and, together with Nabron, Tang, and Sorensen, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Tile Shop Holdings, Inc. (the “Issuer”) held by Nabron.  Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

(3) Calculated based on 52,988,057 shares of Common Stock issued and outstanding as of May 8, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed on May 10, 2013.

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Raymond Long Sing Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,774,919 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,774,919 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,774,919 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron and 942,637 shares of Common Stock held by Noble Resources Limited (“Noble”).  Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 52,988,057 shares of Common Stock issued and outstanding as of May 8, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed on May 10, 2013.

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Lars Soren Sorensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,774,919 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,774,919 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,774,919 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron and 942,637 shares of Common Stock held by Noble.  Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 52,988,057 shares of Common Stock issued and outstanding as of May 8, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed on May 10, 2013.

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Louise Mary Garbarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,774,919 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,774,919 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,774,919 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 14,832,282 shares of Common Stock held by Nabron and 942,637 shares of Common Stock held by Noble.  Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 52,988,057 shares of Common Stock issued and outstanding as of May 8, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed on May 10, 2013.

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Initial Schedule”) on behalf of the Reporting Persons and Noble, as previously amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 19, 2012 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the Commission on April 12, 2013 (“Amendment No. 2”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Schedule.  All items or responses not described herein remain as previously reported in the Initial Schedule, as amended by Amendment No. 1 and Amendment No. 2.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule, as amended by Amendment No. 1 and Amendment No. 2, is hereby amended and supplemented to add the following:

On May 1, 2013, Noble effected a net exercise of warrants to purchase 1,390,342 shares of Common Stock and, in connection therewith, was issued 628,238 shares of Common Stock (the “Net Exercise”).

The Net Exercise was effected pursuant to the terms of that certain Warrant Agreement, dated November 17, 2010, by and between JWC Acquisition Corp., predecessor to the Issuer, and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).  On April 10, 2013, the Issuer provided notice that all outstanding warrants subject to the Warrant Agreement would be redeemed at a price equal to $0.01 per share subject to such warrants, unless earlier net exercised by the holder thereof in accordance with the terms of the Warrant Agreement.

The foregoing description of the Warrant Agreement is qualified in its entirety by reference to the full text of the Warrant Agreement, which is filed as Exhibit 2 to this statement on Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a), (b), (c)                      The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012).

2.
Warrant Agreement, dated as of November 17, 2010, by and between JWC Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on November 24, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 23, 2013

For and on behalf of NABRON INTERNATIONAL, INC. By: /s/ Lars Soren Sorensen /s/ Louise Mary Garbarino Name: Lars Soren Sorensen/Louise Mary Garbarino Title: Authorized Signatures

/s/ Louise Mary Garbarino
Name: Louise Mary Garbarino

/s/ Lars Soren Sorensen
Name: Lars Soren Sorensen

/s/ Raymond Long Sing Tang
Name: Raymond Long Sing Tang

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012).

2.
Warrant Agreement, dated as of November 17, 2010, by and between JWC Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on November 24, 2010).